UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _2_)*

MIX Telematics LTD. SP
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

60688N102**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The ordinary shares of the Issuer do not have a CUSIP number assigned to them.  The CUSIP number for the american depositary shares (the "ADRs") of the Issuer is 60688N102.  Each ADR represents 25 ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	60688N102

1	Names of Reporting Persons
Edenbrook Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
40,861,725 ordinary shares represented by 1,634,469 ADRs
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
40,861,725 ordinary shares represented by 1,634,469 ADRs
9	Aggregate Amount Beneficially Owned by Each Reporting Person
40,861,725 ordinary shares represented by 1,634,469 ADRs
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.74%
12	Type of Reporting Person (See Instructions)
IA, OO

SCHEDULE 13G

CUSIP No.	60688N102

1	Names of Reporting Persons
Jonathan Brolin
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
40,861,725 ordinary shares represented by 1,634,469 ADRs
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
40,861,725 ordinary shares represented by 1,634,469 ADRs
9	Aggregate Amount Beneficially Owned by Each Reporting Person
40,861,725 ordinary shares represented by 1,634,469 ADRs
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.74%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a) Name of Issuer: MIX Telematics Ltd.

(b) Address of Issuer's Principal Executive Offices:

750 Park of Commerce Blvd

Suite 100

Boca Raton, Florida 33487

Item 2.

(a) Name of Person Filing:

(i) Edenbrook Capital, LLC; and

(ii) Jonathan Brolin

(b) Address of Principal Business Office or, if None, Residence:

116 Radio Circle, Suite 202

Mount Kisco, NY 10549

(c) Citizenship:

Edenbrook Capital, LLC is a New York limited liability company.  Jonathan Brolin is a United States citizen.

The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

(d) Title and Class of Securities: Ordinary Shares, no par value

(e) CUSIP No.: The ordinary shares of the Issuer do not have a CUSIP number assigned to them.  The CUSIP number for the american depositary shares ("ADSs") of the Issuer is 60688N102.  Each ADR represents 25 ordinary shares.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:   40,861,725 ordinary shares represented by 1,634,469 ADRs

(b) Percent of Class:  Approximately 6.74% based on 606,434,616 ordinary shares issued and outstanding as of October 22, 2021 pursuant to the September 30, 2021 Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 5, 2021.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

 -0-

 (ii) Shared power to vote or to direct the vote:

 40,861,725 ordinary shares represented by 1,634,469 ADRs

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

40,861,725 ordinary shares represented by 1,634,469 ADRs

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 Edenbrook Capital LLC ("Edenbrook") is the investment adviser to certain funds (the "Edenbrook Funds") that hold the securities reported herein.  Jonathan Brolin is the managing member of Edenbrook.  The Edenbrook Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not applicable

Item 8. Identification and classification of members of the group.

 Not applicable

Item 9. Notice of Dissolution of Group.

 Not applicable

Item 10. Certifications.

 Each of the Reporting Persons hereby makes the following certification:

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 After reasonable inquiry and the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2022

Edenbrook Capital, LLC

By: /s/ Jonathan Brolin

Jonathan Brolin, Managing Member

 Jonathan Brolin

 /s/ Jonathan Brolin